東京青山・青木法律事務所
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

07020413

RECEIVED
2007 JAN 18 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No. 82-5078

Asia Pacific
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Europe & Middle East
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North & South America
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Washington, DC

January 5, 2007

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translation of the document which contents were announced by the Company:

- Notice regarding Purchase of the Company's Own Shares from the market (purchase by the Company of its own shares pursuant to Article 165, paragraph 2 of the Corporation Law of Japan) (dated December 5, 2006)

Yours truly,

Ken Takahashi

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

PROCESSED
JAN 19 2007
THOMSON FINANCIAL

1/19

Press Release FUNAI

December 5, 2006

To Whom It May Concern:

Funai Electric Co., Ltd.

Representative: Tetsuro Funai, President and CEO
(Code No.: 6839 1st section of TSE/OSE)
Inquires: Naoyuki Takanaka
Investor / Public Relations Department
(Tel: 81-72-870-4395)

Notice Regarding Purchase of the Company's Own Shares from the Market

(Purchase by the Company of its own shares pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

This is to notify that the company has purchased its shares from the market pursuant to the provisions of Article 165, paragraph 2 of the Corporation Law of Japan as follows.

1. Purchase period	From November 1 to November 30, 2006
2. Total Number of shares purchased	231,200shares
3. Total amount of purchase costs of shares	2,302,978,000yen
4. Method of purchase	Purchased on the Osaka Securities Exchange

Reference :

1. Contents of the resolution at the Board of Director's meeting held on June 5, 2006

(1) Type of shares to be purchased	Common stock of the company
(2) Total number of shares to be purchased	Up to 400,000 shares (1.1% of the shares outstanding)
(3) Total amount of purchase costs of shares	Up to 5,000,000,000 yen
(4) Period of purchase	From June 6, 2006- to March 31, 2007

2. Aggregate number of shares and purchase costs on or after the Board of Directors' meeting (June 5, 2006)

(1) Aggregate number of shares purchased	309,400shares
(2) Aggregate amount of purchase costs of shares	3,121,026,000yen

3. Status of the Company's own shares as of November 30, 2006

(1) Number of shares outstanding (excluding treasury stock):	34,090,415shares
(2) Number of shares held as treasury stock:	2,010,481shares

-END-